THIRD SUPPLEMENTAL INDENTURE

DATED AS OF MARCH 13, 2017

-AMONG-

KIRKLAND LAKE GOLD INC.

-AND-

KIRKLAND LAKE GOLD LTD.

-AND-

COMPUTERSHARE TRUST COMPANY OF CANADA

THIS THIRD SUPPLEMENTAL INDENTURE (this “Third Supplemental Indenture”) is made as of the 13th day of March, 2017

AMONG:

KIRKLAND LAKE GOLD INC., a corporation existing under the laws of Canada

(hereinafter “Kirkland”)

AND:

KIRKLAND LAKE GOLD LTD., a corporation existing under the laws of the Province of Ontario

(hereinafter called “New Kirkland”)

AND:

COMPUTERSHARE TRUST COMPANY OF CANADA, a trust company existing under the laws of Canada

(hereinafter called the “Trustee”).

WHEREAS:

A.

Kirkland and the Trustee executed a convertible debenture indenture made as of July 19, 2012 (the “Debenture Indenture”) governing the terms of certain convertible debentures of Kirkland (the “Debentures”);

B.

Kirkland and the Trustee executed a supplemental debenture indenture made as of November 7, 2012 (the “First Supplemental Indenture”) governing the terms of certain convertible debentures of Kirkland (the “Series 2 Debentures”);

C.

Kirkland, New Kirkland and the Trustee executed a second supplemental debenture indenture made as of November 30, 2016 (the "Second Supplemental Indenture") pursuant to which New Kirkland agreed to issue New Kirkland shares (in lieu of Kirkland shares) upon the conversion of the Debentures or Series 2 Debentures.

D.	The board of directors of Kirkland has determined that the Debenture Indenture, the First Supplemental Indenture and the Second Supplemental Indenture will be supplemented as set out herein;

E.

New Kirkland has agreed to execute and deliver this Third Supplemental Indenture to, among other things, evidence its agreement to fully and unconditionally guarantee the payment obligations of Kirkland under the Debenture Indenture, the First Supplemental Indenture and the Second Supplemental Indenture;

F.	The foregoing recitals are made as representations of Kirkland and New Kirkland, and not by the Trustee; and

G.

The Trustee has agreed to enter into this Third Supplemental Indenture and to hold all rights, interests and benefits contained herein for and on behalf of those persons who are holders of Debentures and Series 2 Debentures issued pursuant to the Debenture Indenture, the First Supplemental Indenture and the Second Supplemental Indenture, as modified by this Third Supplemental Indenture from time to time.

NOW THEREFORE THIS THIRD SUPPLEMENTAL INDENTURE WITNESSES that in consideration of the respective covenants and agreements contained herein and for other good and valuable consideration (the receipt and sufficiency of which are acknowledged), Kirkland, New Kirkland and the Trustee covenant and agree, for the benefit of each other and for the equal and rateable benefit of the holders, as follows:

ARTICLE 1
INTERPRETATION

1.1	To Be Read With the Debenture Indenture and Supplemental Indentures

(a)

This Third Supplemental Indenture is supplemental to the Debenture Indenture, the First Supplemental Indenture and the Second Supplemental Indenture and the Debenture Indenture, the First Supplemental Indenture and the Second Supplemental Indenture will henceforth be read in conjunction with this Third Supplemental Indenture and all the provisions of the Debenture Indenture, the First Supplemental Indenture and the Second Supplemental Indenture, except only insofar as the same may be inconsistent with the express provisions hereof, will apply and have the same effect as if all the provisions of the Debenture Indenture, the First Supplemental Indenture and the Second Supplemental Indenture and of this Third Supplemental Indenture were contained in one instrument and the expressions used herein will have the same meaning as is ascribed to the corresponding expressions in the Debenture Indenture, the First Supplemental Indenture and the Second Supplemental Indenture. Each certificate representing Debentures and Series 2 Debentures will, after the Effective Time, be deemed to be revised as necessary to reflect the amendments to the Debenture Indenture, the First Supplemental Indenture and the Second Supplemental Indenture as set out in this Third Supplemental Indenture.

(b)

On and after the date hereof, each reference in the Debenture Indenture, the First Supplemental Indenture and the Second Supplemental Indenture, as amended by this Third Supplemental Indenture, to “this Indenture”, “this indenture”, “herein”, “hereby”, and similar references, and each reference to the Debenture Indenture, the First Supplemental Indenture or the Second Supplemental Indenture in any other agreement, certificate, document or instrument relating thereto, will mean and refer to the Debenture Indenture, the First Supplemental Indenture and the Second Supplemental Indenture as amended hereby. Except as specifically amended by this Third Supplemental Indenture, all other terms and conditions of the Debenture Indenture, the First Supplemental Indenture and the Second Supplemental Indenture will remain in full force and unchanged. For greater certainty, each of Kirkland, New Kirkland and the Trustee acknowledge and agree that this Third Supplemental Indenture is not a novation of the Debenture Indenture, the First Supplemental Indenture or the Second Supplemental Indenture (or the debt underlying the Debenture Indenture, the First Supplemental Indenture or the Second Supplemental Indenture) nor a substitution of New Kirkland as debtor in place of Kirkland, and nothing herein will be read as any implication to the contrary other than as specifically set out in the Third Supplemental Indenture.

1.2	Definitions

All terms which are defined in the Debenture Indenture, the First Supplemental Indenture and the Second Supplemental Indenture and are used but not defined in this Third Supplemental Indenture will have the meanings ascribed to them in the Debenture Indenture, the First Supplemental Indenture and the Second Supplemental Indenture as such meanings may be amended or supplemented with respect to the Debentures and the Series 2 Debentures by this Third Supplemental Indenture. In the event of any inconsistency between the meaning given to a term in the Debenture Indenture, the First Supplemental Indenture or the Second Supplemental Indenture and the meaning given to the same term in this Third Supplemental Indenture, the meaning given to the term in this Third Supplemental Indenture will prevail to the extent of the inconsistency.

1.3	Headings etc.

The division of this Third Supplemental Indenture into articles, sections, subsections and paragraphs, and the insertion of headings are for convenience of reference only and will not affect the construction or interpretation hereof. Unless the context otherwise requires, “this Third Supplemental Indenture”, “hereto”, “hereby”, “hereunder”, “hereof”, “herein” and similar expressions refer to this Third Supplemental Indenture and not to any particular article, section, subsection, paragraph or other portion hereof, and include any and every instrument which amends this Third Supplemental Indenture or is supplemental or ancillary hereto or in implementation hereof.

ARTICLE 2
GUARANTEE OF PAYMENT OBLIGATIONS

2.1	Guarantee

(a)

New Kirkland (the "Guarantor") hereby unconditionally, absolutely and irrevocably guarantees the full and punctual payment of all principal (premium, if any) and interest, due and payable in cash, with respect to the Debentures and Series 2 Debentures (the "Guaranteed Obligations").

(b)

The Guarantor guarantees that the Guaranteed Obligations will be paid in accordance with the terms of the Debenture Indenture and the First Supplemental Indenture, as applicable, and the Trustee shall apply all payments received from the Guarantor hereunder against the Guaranteed Obligations in accordance with the terms of the Debenture Indenture and the First Supplemental Indenture, as applicable.

(c)	Subject to the provisions hereof, the liability of the Guarantor under this agreement shall be absolute, unconditional and irrevocable irrespective of, and without being lessened or limited by:

(i)     the failure of the Trustee to assert any claim or demand or to enforce any right or remedy against Kirkland under the provisions of the Debenture Indenture or any Supplemental Indenture;

(ii)     any amendment to, rescission, waiver or other modification of, or any consent to any departure from, any of the terms of the Debenture Indenture or any Supplemental Indenture; or

(iii)     any change in the name of Kirkland or in the constating documents, capital structure, capacity or constitution of Kirkland, the bankruptcy or insolvency of Kirkland, the sale of any or all of the business or assets of Kirkland or Kirkland being consolidated, merged or amalgamated with any other person.

(d)

The Trustee shall not be bound to pursue or exhaust its recourse against Kirkland or any security or other guarantees it may at any time hold before being entitled to payment hereunder from the Guarantor.

(e)

At any time that Kirkland has failed to make payment of the Guaranteed Obligations pursuant to the terms of the Debenture Indenture or the First Supplemental Indenture, the Guarantor shall pay to the Trustee in immediately available funds the total amount of all unpaid and overdue Guaranteed Obligations. Such payment shall be made forthwith and in any event within such timeframe that results in the Debentureholders being entitled to receive payment within 15 days of any failure by Kirkland to make payment of the Guaranteed Obligations.

(f)

The guarantee provided herein and all other terms of this Supplemental Indenture shall continue to be effective or shall be reinstated, as the case may be, if at any time any payment (in whole or in part) of any of the Guaranteed Obligations is rescinded or must otherwise be returned or restored by the Trustee by reason of the insolvency, bankruptcy or reorganization of Kirkland or for any other reason not involving the wilful misconduct of the Trustee, all as though such payment had not been made.

(g)

Subject to subsection 2.1(f), the Guarantor shall be immediately released from all obligations hereunder once all principal (premium, if any) and interest has been paid with respect to the Debentures and the Series 2 Debentures, or no further principal (premium, if any) and interest is payable with respect to any Debentures or Series 2 Debentures as a result of the conversion of such debentures.

ARTICLE 3
MISCELLANEOUS

3.1	Notices

On and from the Effective Time, any notices to be delivered to Kirkland pursuant to the terms of the Debenture Indenture and the First Supplemental Indenture will also be delivered to New Kirkland in accordance with procedures set out in Section 14.1 of the Debenture Indenture as follows:

Kirkland Lake Gold Ltd.
200 Bay Street, Suite 3120
Toronto, ON, M5J 2J1

Attention:	Jennifer Wagner, Corporate Legal Counsel and Corporate Secretary
Email:	jwagner@klgold.com

with a copy (which will not constitute notice) to:

Cassels Brock & Blackwell LLP
Suite 2100, Scotia Plaza, 40 King Street West
Toronto, Ontario, M5H 3C2

Attention:	Eva Bellissimo
Email :	ebellissimo@casselsbrock.com

3.2	Acceptance of Trust

The Trustee accepts the trusts in this Third Supplemental Indenture and agrees to carry out and discharge the same upon the terms and conditions set out in this Third Supplemental Indenture and in accordance with the Debenture Indenture, the First Supplemental Indenture and the Second Supplemental Indenture.

3.3	Confirmation of Indenture

The Debenture Indenture, the First Supplemental Indenture, and the Second Supplemental Indenture as amended and supplemented by this Third Supplemental Indenture is hereby confirmed and approved.

3.4	Governing Law

This Third Supplemental Indenture will be governed by and interpreted in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein and will be treated in all respects as Ontario contracts. With respect to any suit, action or proceedings relating to this Third Supplemental Indenture, each of Kirkland, New Kirkland and the Trustee irrevocably submit and attorn to the non-exclusive jurisdiction of the courts of the Province of Ontario.

3.5	Counterparts

This Third Supplemental Indenture may be executed in counterparts, each of which so executed will be deemed to be an original, and each of such counterparts when taken together will constitute one and the same instrument.

[Signature page follows.]

7

IN WITNESS WHEREOF parties hereto have executed this Third Supplemental Indenture as of the date first written above.

KIRKLAND LAKE GOLD INC.

By:	Signed “Anthony Makuch”
	Name:	Anthony Makuch
	Title:	President and Chief Executive
Officer

KIRKLAND LAKE GOLD LTD.

By:	Signed “Anthony Makuch”
	Name:	Anthony Makuch
	Title:	President and Chief Executive
Officer

COMPUTERSHARE TRUST COMPANY OF
CANADA

By:	Signed “Robert Morrison”
	Name:	Robert Morrison
	Title:	Corporate Trust Officer

By:	Signed “Lisa M. Kudo”
	Name:	Lisa M. Kudo
	Title:	Corporate Trust Officer